Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150130

PROSPECTUS SUPPLEMENT NO. 1

Prospectus Supplement No. 1 dated September 10, 2008
to Prospectus dated August 12, 2008
(Registration No. 333-150130)

WINDSWEPT ENVIRONMENTAL GROUP, INC.

This Prospectus Supplement No. 1 dated September 10, 2008 (this “prospectus supplement”) supplements our prospectus dated August 12, 2008 (the “prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-150130). The prospectus relates to up to 6,800,000 shares of our common stock issuable upon conversion of the principal and interest of a secured convertible term note due June 30, 2009 held by the selling stockholders named in the prospectus and having a conversion rate of $.09 per share, subject to adjustment, and/or shares that may be issued, in lieu of cash, in payment of principal and interest on a note. All of the selling stockholders are affiliates of Laurus Master Fund, Ltd., to whom we originally sold the note. No securities are being offered or sold by us pursuant to the prospectus. We will not receive any of the proceeds from the sale of these shares of common stock by the selling stockholders.

This prospectus supplement is being filed to include in the prospectus the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 29, 2008.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements to the prospectus.

Our common stock is quoted on the Pink Sheets under the symbol “WEGI.PK”. The last reported sales price per share of our common stock, as reported by the Pink Sheets on September 9, 2008, was $.05.

Investing in our common stock involves a high degree of risk.
Before purchasing shares of our common stock, you should carefully consider the risk factors beginning on page 7 of the prospectus,
as these risk factors may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 10, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 18, 2008

WINDSWEPT ENVIRONMENTAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-17072	11-2844247
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

895 Waverly Avenue, Holtsville, New York	11706
(Address of Principal Executive Offices)	(Zip Code)

(631) 289-5500
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions
(See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Windswept Environmental Group, Inc. (the “Company”) had previously reported that it owed $442,670 of payroll taxes, exclusive of interest and penalties.

For the fiscal year ended June 30, 2006, the Company had a significant profit and thus incurred a significant tax liability. The Company, an accrual basis taxpayer, was unable to pay approximately $1,448,388 of the tax, in view of the fact that much of the profit was in accounts receivable and had not been converted to cash. In view of the significant loss suffered by the Company in fiscal 2007, the Company determined that it was entitled to a carry back that would entirely offset the $1,448,388 due for fiscal 2006 and there would be approximately an additional $540,000 of carry back payable to the Company. The Company had an oral understanding with the Internal Revenue Service (“IRS”) that such additional carry back would be retained by the IRS and used to offset the payroll tax liability. Accordingly, the payroll tax liability of $442,670 reported is the amount that the Company had determined after deducting the approximate $540,000 carry back to be retained by the IRS.

On August 12, 2008, the IRS informed the Company that it planned to assess $247,440 of interest and $456,991 of penalties against the unpaid fiscal 2006 income taxes. The Company has contacted the IRS to abate the penalty due to reasonable cause and is currently having conversations with the IRS. Without giving effect to the carry back credit, at August 22, 2008, the total payroll tax liability was $964,275, exclusive of interest and penalties, which may be significant.

On August 18, 2008, the IRS notified the Company and its bank that it intended to levy on an account of the Company in the amount of $89,536. The Company is disputing the IRS’s ability to obtain such funds on the basis that the Company’s primary secured creditors have a prior security interest in such funds.

Included in the Company’s payables is also sales tax due to New York State of $360,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINDSWEPT ENVIRONMENTAL GROUP, INC.

Date: August 29, 2008	By:	/s/ Arthur J. Wasserspring
Arthur J. Wasserspring
Chief Financial Officer

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